

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2014

By E-mail
Mr. Steven J. Keough
  President and Chief Executive Officer
Arax Holdings Corp.
2329 N. Career Avenue, Suite 206
Sioux Falls, South Dakota 57107

> **Re: Arax Holdings Corp.**
> **Item 4.02 Form 8-K**
> **Filed September 17, 2014**
> **File No. 333-185928**

Dear Mr. Keough:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant